Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1                                                            Name and Address of Company:

Bellatrix Exploration Ltd. (“Bellatrix” or the “Company”)

1920, 800-5th Ave SW

Calgary, AB T2P 3T6

Item 2                                                            Date of Material Change:

July 15, 2016 and July 19, 2016

Item 3                                                            News Release:

News releases disclosing the nature and substance of the material changes were issued on July 18 and 19, 2016 through the news wire services of CNW Group.

Item 4                                                            Summary of Material Change:

On July 18, 2016, Bellatrix announced the completion of its semi-annual borrowing base redetermination and the renewal of its syndicated credit facilities (the “Credit Facilities”).

On July 19, 2016, Bellatrix entered into an agreement with a syndicate of underwriters (the “Underwriters”) pursuant to which the Underwriters agreed to purchase on a bought deal basis $50 million principal amount of extendible unsecured subordinated convertible debentures (the “Convertible Debentures”) at a price of $1,000 per Convertible Debenture and 25,000,000 subscription receipts (the “Subscription Receipts”) at a price of $1.20 per Subscription Receipt for gross proceeds of $30 million.  The Convertible Debenture and Subscription Receipt offerings (collectively the “Offerings”) in aggregate combine for total gross proceeds of $80 million.

Item 5                                                            Full Description of Material Change:

5.1                               Full Description of Material Change

Borrowing Base Redetermination and the Renewal of Credit Facilities

On July 18, 2016, Bellatrix announced the completion of its semi-annual borrowing base redetermination and the renewal of its Credit Facilities. In connection with the establishment of these revised Credit Facilities, the Company has entered into an amended and restated credit agreement (the “Amended and Restated Credit Agreement”).

Effective July 15, 2016:

•                  the total commitments under the Credit Facilities have been set at $365 million;

•                  the Credit Facilities are comprised of a $210 million revolving facility (the “Revolving Facility”) and a $155 million non-revolving facility (the “Term Facility”); and

•                  the maturity date of the Revolving Facility has been extended to July 1, 2017, and the Company may request further extension of the maturity date for a period not to exceed 3 years. The maturity date of the Term Facility has been set at November 11, 2016. The Revolving Facility will also be reduced to $152 million on November 11, 2016.

The borrowing base of the Revolving Facility remains subject to semi-annual reviews in May and November of each year. For 2016, the November borrowing base review will occur on November 11, 2016, which will replace the semi-annual re-determination which is otherwise scheduled to occur on or before November 30, 2016. The semi-annual borrowing base review is at the sole discretion of the lenders taking into consideration the estimated value of the Company’s oil and natural gas properties and certain other assets in accordance with the lenders (66 2/3% or more of commitments) customary practices for oil and gas loans. In addition to the semi-annual reviews, the Amended and Restated Credit Agreement provides that a majority of lenders’ have the right to re-determine the borrowing base at any time not more than once during any calendar year on written notice to the Company.

Amounts borrowed under the Revolving Facility bear interest at a floating rate based on the applicable Canadian prime rate, U.S. base rate, CDOR rate or LIBOR margin rate, plus between 0.8% and 4.75%, depending on the type of borrowing and the Company’s consolidated Senior Debt to consolidated EBITDA ratio (both as defined herein). A standby fee is charged of between 0.405% to 1.06875% on the undrawn portion of the Revolving Facility, depending on the Company’s consolidated Senior Debt to consolidated EBITDA ratio. Amounts borrowed under the Term Facility bear interest at a floating rate based on the applicable Canadian prime rate, U.S. base rate, CDOR rate or Libor margin rate, plus between 4.30% and 8.25% from July 15, 2016 to and including September 30, 2016 and between 4.80% and 8.75% from and after October 1, 2016 depending on the Company’s consolidated Senior Debt to consolidated EBITDA ratio. The Credit Facilities are secured by a $1 billion debenture containing a first ranking charge and security interest. The Company has provided a negative pledge and undertaking to provide fixed charges over its properties in certain circumstances.

The Amended and Restated Credit Agreement contains certain restrictions on asset dispositions and hedging. Subject to the restrictions described below, generally dispositions of properties to which the Company is given lending value in the determination of the borrowing base require lender approval if the value attributed to all properties sold in a fiscal year exceeds 5% of the borrowing base in effect at the time of such disposition. However, the Amended and Restated Credit Agreement provides that from July 15, 2016 to the date on which the Term Facility is repaid in full and the Revolving Facility has been reduced to $152 million, and at any time when there is a borrowing base shortfall, the value of the properties being sold or disposed cannot exceed $5,000,000 in aggregate in any fiscal year without approval of a majority of lenders. In addition, asset dispositions are generally not permitted unless there would be no borrowing base shortfall as a result of such properties being sold. Hedging transactions must not be done for speculative purposes. The aggregate amount hedged under all oil and gas commodity swaps cannot exceed 70% of the Company’s average daily sales volume for the first year of a rolling 3 year period, 60% for the second year of such period or 50% for the third year of such period, with the average daily sales volume being based on the Company’s production for the previous fiscal quarter. The term of any commodity swap cannot exceed 3 years. The aggregate amount hedged under all interest rate swaps designed to hedge against fluctuations in interest rates of unsecured note debt, including the senior unsecured notes of the Company (the “Senior Notes”), cannot exceed the outstanding principal amount of the applicable unsecured note debt and such swaps cannot have a term exceeding the remaining term of the applicable unsecured note debt. For interest rate swaps unrelated to any unsecured note debt, the aggregate amount hedged cannot exceed 60% of the amount of the commitment under the Credit Facilities and such swaps cannot exceed a term of 3 years. The aggregate amount hedged under all exchange rate swaps designed to hedge against fluctuations of foreign exchange rates of unsecured note debt cannot exceed the outstanding principal amount of the applicable unsecured note debt or have a term exceeding the remaining term of the applicable unsecured note debt. For exchange rate swaps unrelated to any unsecured note debt, the aggregate amount hedged cannot exceed 60% of Bellatrix’s U.S. dollar revenue over the previous 3 months and such swaps cannot exceed a term of 3 years.

The Credit Facilities are subject to a single financial covenant, which is calculated quarterly and was met at the most recent calculation date of June 30, 2016. Specifically, the Credit Facilities provide that the Company must maintain a consolidated Senior Debt to consolidated EBITDA ratio: (i) of not greater than 3.5 to 1 for each of the fiscal quarters up to and including the fiscal quarter ending March 31, 2017 (without adjustment thereto upon the consummation of a material acquisition), and (ii) of not greater than 3.0 to 1 for the fiscal quarter ending June 30, 2017 and all periods thereafter, except upon a consummation of a material acquisition which results in the Company being permitted for a period extending to and including the end of the second full fiscal quarter of the Company following the fiscal quarter in which the applicable material acquisition is completed, to hold a consolidated Senior Debt to consolidated EBITDA ratio of not greater than 3.5 to 1.

For the purposes of the Credit Facilities, “EBITDA” means earnings before interest, taxes, depreciation and amortization. EBITDA is calculated, on a consolidated basis, based on terms and definitions set out in the Amended and Restated Credit Agreement, which adjusts net income for financing costs, certain specific unrealized and non-cash transactions, acquisition and disposition activity and is calculated based on a trailing twelve month basis; and “Senior Debt” means Consolidated Total Debt (which means all debt of the Company on a consolidated basis determined in accordance with Canadian generally accepted accounting principles and without duplication), excluding any unsecured or subordinated debt (including the Senior Notes and the proposed issuance of Convertible Debentures).

The Amended and Restated Credit Agreement contains certain events of default which relate to the Company failing to satisfy certain milestones in order to payout the amounts owing on November 11, 2016. As previously announced, Bellatrix has entered into an agreement to complete a $112.5 million minority working interest sale in the Bellatrix O’Chiese Nees-Ohpawganu’ck deep-cut gas plant at Alder Flats to Keyera Partnership (the “Alder Flats Plant Sale”) that is expected to close in August 2016 (announced on July 7, 2016). Bellatrix intends to use the cash proceeds from the Alder Flats Plant Sale to partially effect the mandatory repayments of indebtedness required under the Credit Facilities by November 11, 2016. If the Offerings and the Alder Flats Plant Sale are completed as contemplated herein, it is expected that all milestones set out in the Amended and Restated Credit Agreement shall be met and the Company shall be able to fully repay all amounts owing under the Term Facility and the required reduction of the Revolving Facility by November 11, 2016.

A copy of the Amended and Restated Credit Agreement has been filed with Canadian and US securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), through the SEC website (www.sec.gov).

The Offerings

On July 19, 2016, Bellatrix entered into an agreement with the of Underwriters pursuant to which the Underwriters agreed to purchase on a bought deal basis $50 million principal amount of Convertible Debentures at a price of $1,000 per Convertible Debenture and 25,000,000 Subscription Receipts at a price of $1.20 per Subscription Receipt for gross proceeds of $30 million.  The aggregate gross proceeds to be raised pursuant to the Offerings are $80 million.

In addition, Bellatrix has granted to the Underwriters an option (the “Over-Allotment Option”) to purchase up to an additional 3,750,000 Subscription Receipts at a price of $1.20 per Subscription Receipt and $7.5 million principal amount of Convertible Debentures at a price of $1,000 per Convertible Debenture to cover over-allotments and for market stabilization purposes, exercisable in whole or in part at any time, and from time to time, until 30 days after the closing date of the Offerings. The maximum aggregate gross proceeds that could be raised under the Offerings is $92 million should the Over-Allotment Option be exercised in full.

The Convertible Debentures will bear an interest rate of 6.75% per annum, payable semi-annually in arrears on September 30 and March 31 of each year commencing September 30, 2016. The Convertible Debentures will have an initial maturity date of the Termination Date (as defined below), which will be automatically extended to September 30, 2021 upon closing of the Alder Flats Plant Sale (the “Maturity Date”).  Each $1,000 principal amount of Convertible Debenture will be convertible at the option of the holder into approximately 617.2840 common shares of Bellatrix (representing a conversion price of $1.62). The Convertible Debentures will not be redeemable prior to September 30, 2019. On and after September 30, 2019 and up to and including September 30, 2020, the Convertible Debentures may be redeemed in whole or in part from time to time at the Company’s option, at a price equal to their principal amount plus accrued and unpaid interest, provided that the volume weighted average trading price of the common shares on the Toronto Stock Exchange for the 20 consecutive trading days preceding the date on which the notice of redemption is given is not less than 125% of the conversion price. On or after September 30, 2020 and prior to the Maturity Date, the Convertible Debentures may be redeemed in whole or in part from time to time at the Company’s option, at a price equal to their principal amount plus accrued and unpaid interest.  The Convertible Debentures will be direct, subordinated unsecured obligations of the Company, subordinated to the Credit Facilities, the Senior Notes and any other senior indebtedness.

Each Subscription Receipt represents the right of the holder to receive, upon closing of the Alder Flats Plant Sale, without payment of additional consideration or further action, one common share of the Company. If (i) closing in respect of the Alder Flats Plant Sale does not occur by 5:00 pm (Calgary time) on or before September 30, 2016; (ii) the acquisition agreement with respect to the Alder Flats Plant Sale is terminated in accordance with its terms at an earlier time; or (iii) the Company has advised the Underwriters or the public that it does not intend to proceed with the Alder Flats Plant Sale (in each case, the earliest of such dates being the “Termination Date”), the subscription proceeds for the Subscription Receipts will be reimbursed pro rata to the holders of Subscription Receipts at the original subscription price.

In connection with the Offerings, Bellatrix will file a preliminary short-form prospectus in all provinces of Canada, other than Québec. Closing of the Offerings is expected to be completed on or about August 9, 2016 and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals, including the approval of the Toronto Stock Exchange.

Net proceeds from the Offerings will be used initially to repay bank indebtedness and thereafter for general corporate purposes.

5.2                               Disclosure for Restructuring Transactions

Not applicable.

Item 6                                                            Reliance on subsection 7.1(2) of National Instrument 51-102:

Not applicable.

Item 7                                                            Omitted Information:

Not applicable.

Item 8                                                            Executive Officer:

For further information, please contact:

Charles Kraus
Vice-President, General Counsel & Corporate Secretary

Telephone: (403) 355-8357
Fax: (403) 264-8163

Item 9                                                            Date of Report:

July 22, 2016

Forward Looking Information and Statements

This report contains forward-looking statements within the meaning of applicable securities laws. The use of any of the words “may”, “expects” , “remain”, “intends”, “anticipates”, “ongoing”, “initiative” and similar expressions are intended to identify forward-looking statements. More particularly and without limitation, this report contains forward-looking statements concerning management’s assessment of future plans and operations, the expected terms of the Subscription Receipts, Debentures and the Offerings, the expected closing date of the Offerings, the expected closing of the Alder Flats Plant Sale, management’s intention to use the cash proceeds of the Offerings and the Alder Flats Plant Sale to partially repay indebtedness outstanding under its Credit Facilities and thereafter for general corporate purposes, the expectation that the completion of the Offerings and the Alder Flats Plant Sale will result in all milestones in the Amended and Restated Credit Agreement being satisfied and all amounts owing under the Term Facility to be repaid.

Forward-looking statements necessarily involve risks, including, without limitation, risk that all necessary approvals for the Offerings or the Alder Flats Plant Sale are not received or other conditions are not satisfied, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, delays resulting from or inability to obtain required regulatory approvals, actions taken by the Company’s lenders that reduce the Company’s available credit, the risk that the borrowing base under the Credit Facilities is reduced to a level lower than the current amount outstanding and that Bellatrix is unable to repay the portions in excess of such borrowing base when and if required, the risk that Bellatrix is unable to complete acquisitions or dispositions as anticipated, and any inability to access sufficient capital from internal and external sources. Events or circumstances may cause actual results to differ materially from those predicted, as a result of the risk factors set out and other known and unknown risks, uncertainties, and other factors, many of which are beyond the control of Bellatrix. In addition, forward-looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information but which may prove to be incorrect and which have been used to develop such statements and information in order to provide shareholders with a more complete perspective on Bellatrix’s future operations. Such information may prove to be incorrect and readers are cautioned that the information may not be appropriate for other purposes. Although the Company believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because the Company can give no assurance that such expectations will prove to be correct.

In addition to other factors and assumptions which may be identified herein, assumptions have been made regarding, among other things: the continued availability of funds under the Credit Facilities; the impact of increasing competition; the general stability of the economic and political environment in which the Company operates; the timely receipt of any required regulatory approvals; the ability of the Company to obtain qualified staff, equipment and services in a timely and cost efficient manner; drilling results; the ability of the operator of the projects which the Company has an interest in to operate the field in a safe, efficient and effective manner; the ability of the Company to obtain financing on acceptable terms; field production rates and decline rates; the ability to replace and expand oil and natural gas reserves through acquisition, development or exploration; the timing and costs of pipeline, storage and facility construction and expansion and the ability of the Company to secure adequate product transportation; the ability to complete acquisition and dispositions as currently anticipated; the ability to obtain the necessary funds through acquisition, disposition or financing activities in order to repay amounts outstanding under the Bellatrix’s debt obligations when due; future commodity prices; currency, exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Company operates; and the ability of the Company to successfully market its oil and natural gas products. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Additional information on these and other factors that could affect Bellatrix’s operations and financial results are included in reports (including, without limitation, under the heading “Risk Factors” in the Company’s Annual Information Form for the year ended December 31, 2015) on file with Canadian and US securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), through the SEC website (www.sec.gov), and at Bellatrix’s website (www.bellatrixexploration.com). Furthermore, the forward-looking statements contained herein are made as at the date hereof and Bellatrix does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.